Exhibit 4.5
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
The following description of the capital stock of Traeger, Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our amended and restated certificate of incorporation, as amended from time to time (the “certificate of incorporation”) and bylaws, as amended and restated from time to time (the “bylaws”) is a summary and is qualified in its entirety by reference to the full text of our amended and restated certificate of incorporation and bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). Our amended and restated certificate of incorporation authorizes capital stock consisting of:
•1,000,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”); and
•25,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).
We have no shares of preferred stock issued and outstanding. The following summary describes the material provisions of our capital stock.
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend are subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.
Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends is limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights
In connection with the closing of our initial public offering (“IPO”), we, certain investors and certain other stockholders entered into a registration rights agreement, dated as of July 28, 2021 (the “Registration Rights Agreement”), pursuant to which such holders of our common stock have registration rights. Registration of these shares under the Securities Act of 1933 (the “Securities Act”) would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of any lock-up agreement entered into by any holders party to the Registration Rights Agreement for the benefit of the underwriters in an offering. Under the Registration Rights Agreement, we will generally be required to pay all expenses (other than underwriting discounts and commissions and certain other expenses) related to any registration, whether or not such registration becomes effective or the offering is consummated. The Registration Rights Agreement also contains customary indemnification and procedural terms.
Demand Registration Rights
Subject to certain limitations, we are obligated to effect (i) an unlimited amount of such demands from the private equity fund managed by AEA Investors (the “AEA Fund”), and (ii) up to two (2) demands from each of Ontario Teachers’ Pension Plan Board (the “OTPP”) and certain private equity funds managed by Trilantic North America (collectively “TCP” and, together with OTPP and the AEA Fund, the “Investors”), subject to certain ownership limitations and restrictions for each of OTPP and TCP. Following any demand request, we will notify other holders with such rights as to the requested registration at least five (5) business days prior to the filing of any registration statement and, as expeditiously as possible, but in any event no later than forty-five (45) days from our receipt of such demand, effect such registration. If we determine that it would be detrimental to us and our stockholders to effect a requested registration due to a valid business reason, we may postpone such registration and file the registration statement within five (5) business days after such valid business reason no longer exists but in no event more than forty-five (45) days after such valid business reason has been determined to exist. In connection with any demand registration, the AEA Fund shall have the right to designate the lead managing underwriter pursuant to an underwritten offering.
The foregoing demand registration rights are subject to a number of additional exceptions and limitations.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, certain of our stockholders, including the Investors, will be entitled to certain “piggyback” registration rights, entitling them to notice of the registration and allowing them to include their registrable securities in such registration. These rights will apply whenever we propose to file a registration statement under the Securities Act other than with respect to (i) a registration related to the sale of securities to employees pursuant to a stock option, stock purchase or similar plan or (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act.
S-3 Registration Rights

One or more holders of these shares may request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3, so long as the request covers securities the anticipated aggregate public offering price of which is at least the lesser of (i) 20.0 million or (ii) the market value of the remaining registrable securities held by such holder requesting the Form S-3 registration. Following such a request, we will notify the other holders with such rights as to the requested registration and, as expeditiously as possible, but in any event within 20 days, effect such shelf underwriting request. Certain holders may make an unlimited number of requests for registration on Form S-3; however, for certain other holders, we will not be required to effect such a registration on Form S-3 if another registration was requested by such holders within the six-month period preceding the date of the request.
In each case described above, if we determine that it would be detrimental to us and our stockholders to effect a requested registration due to a valid business reason, we may postpone such registration and file the registration statement within five (5) business days after such valid business reason no longer exists but in no event more than forty-five (45) days after such valid business reason has been determined to exist.
Exclusive Venue
Our certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The certificate of incorporation also requires that the federal district courts of the United States of America be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the AEA Fund, OTPP and TCP or their affiliates (other than us and our subsidiaries), and any of their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our certificate of incorporation provides that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or themselves or its or their affiliates or for us or our affiliates, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, we have an interest or expectancy in such opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law
Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Classified Board of Directors
Our certificate of incorporation provides that our board of directors is divided into three classes, with each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Our certificate of incorporation provides that directors may be removed at any time with or without cause upon the affirmative vote of the holders of capital stock representing a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon; provided, however, that at any time when the AEA Fund, OTPP and TCP beneficially own, in the aggregate, less than the majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, directors may only be removed for cause and only upon the affirmative vote of a majority of the holders of capital stock representing the voting power of our outstanding shares of capital stock entitled to vote thereon. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Board of Directors Vacancies: Size of the Board
Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock to elect directors and the terms of the two stockholders agreements we entered into in connection with the closing of the IPO (collectively, the “Stockholders Agreements”), vacant directorships, including newly created seats, shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock to elect directors and the rights granted pursuant to any of the Stockholders Agreements, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the timing, form and content of a stockholder’s notice. These provisions do not apply to the parties to each of our Stockholders Agreements so long as each such agreement remains in effect. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Stockholder Action by Written Consent; Special Meeting of Stockholders
Our certificate of incorporation provides that, at any time when the Investors party to our Stockholders Agreement beneficially own, in the aggregate, at least a majority of the voting power of our outstanding capital stock, our stockholders may take action by consent without a meeting, and at any time when the Investors party to our Stockholders Agreement beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, our stockholders may not take action by written consent, but may only take action at a meeting of stockholders. As a result, following the time when the Investors beneficially own, in the aggregate, less than the majority of the voting power of our outstanding capital stock, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, as applicable, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
Amendment of Certificate of Incorporation and Bylaws Provisions
Amendments to certain provisions of our certificate of incorporation require the approval of two-thirds of the voting power of our outstanding capital stock. Our bylaws provide that approval of stockholders holding two-thirds of the voting power of our outstanding capital stock, is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Section 203 of the DGCL
Our certificate of incorporation contains a provision opting out of Section 203 of the DGCL. However, our certificate of incorporation contains provisions that are similar to Section 203. Specifically, our certificate of incorporation provides that, subject to certain exceptions, we are not able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in the certificate of incorporation.
Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that the Investors and any of their respective affiliates, and any group as to which such persons are a party, are not deemed to be “interested stockholders” for purposes of this provision.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Stock Exchange Listing
Our common stock has been approved for listing on the New York Stock Exchange under the symbol “COOK.”